Exhibit 99.1

This presentation (“Presentation”) is provided by SIGNA Sports United N.V. (“SSU”, and together with its consolidated subsidiaries, the “Group”) for informational purposes only. The information contained herein does not purport to be all-inclusive and neither the Company nor any of its or their control persons, officers, directors, employees or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision. This Presentation, and other statements that the Group may make, contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act. These forward-looking statements include, but are not limited to, statements regarding: the Group’s intent, belief or current expectations; future events; the estimated or anticipated future results and revenues of the Group; future opportunities for the Group; future planned products and services; business strategy and plans; objectives of management for future operations of the Group; market size and growth opportunities; competitive position, technological and market trends; and other statements that are not historical facts. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “could,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “suggests,” “targets,” “projects,” “forecast” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements are based on the current expectations, beliefs and assumptions of the Group’s management and on information currently available to management and are not predictions of actual performance or further results. Forward-looking statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, the following, as well as the risk factors identified in the Group’s Securities and Exchange Commission filings: our future operating or financial results; our expectations relating to dividend payments and forecasts of our ability to make such payments; our future acquisitions, business strategy and expected capital spending; our assumptions regarding interest rates and inflation; business disruptions arising from the coronavirus outbreak; our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; estimated future capital expenditures needed to preserve our capital base; our ability to effect future acquisitions and to meet target returns; changes in general economic conditions in the Federal Republic of Germany, including changes in the unemployment rate, the level of consumer prices, wage levels, etc.; the further development of online sports markets, in particular the levels of acceptance of internet retailing; our behavior on mobile devices and our ability to attract mobile internet traffic and convert such traffic into purchases of our goods; our ability to offer our customers an inspirational and attractive online purchasing experience; demographic changes, in particular with respect to the Federal Republic of Germany; changes affecting interest rate levels; changes in our competitive environment and in our competition level; changes affecting currency exchange rates; the occurrence of accidents, terrorist attacks, natural disasters, fire, environmental damage, or systemic delivery failures; our inability to attract and retain qualified personnel; political changes; and changes in laws and regulations. Forward-looking statements speak only as of the date they are made, and the Group assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance. This Presentation is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. SIGNA SPORTS UNITED 2

(1) (2) PF LTM Revenue PF LTM Gross Margin PF LTM Adjusted EBITDA margin of LTM Net Revenue PF LTM Active Customers PF LTM Net Orders PF LTM AOV Source: Company information. Note: SSU financial year end as of 30 Sep 21 and LTM refers to twelve-month period ending 30 Jun 22. Metrics pro forma for WCRC, Midwest Sports and Tennis Express. WCRC closed concurrently with de-SPAC transaction on 14 Dec 21. Tennis Express acquisition closed on 31 Dec 21. (1) Gross profit defined as Net revenues less cost of materials adjusted for extraordinary write-offs. (2) Adj. EBITDA calculated as consolidated net income (loss) before interest, taxes, depreciation and SIGNA SPORTS UNITED 3 amortization adjusted for material one-time items, share-based compensation, consulting fees, restructuring costs, transaction-related charges and other expenses.

Q3 FY22 HIGHLIGHTS: ADAPTING FOR PROFITABLE LONG-TERM GROWTH

MARKET UPDATE

- Although generally improving, continued inbound shortage in high-priced items including e-bike inventory amidst supply disruptions, affecting growth potential
- Global consumer discretionary spending strongly impacted by inflationary pressures and geopolitical factors, especially in Europe
- Mid/long-term outlook remains strong, supported by positive megatrends of health & fitness, e-mobility and digitalization, with opportunity for significant market growth upon the normalization of macro and broader supply factors

BUSINESS UPDATE

- Net revenue growing +29% YoY in Q3 FY22 driven by acquisitions, with bike and tennis businesses reporting double-digit growth
- Significant active customer and net order growth, bolstered by larger scale pro forma business
- Lower net AOV due to high-priced inventory shortages (full bikes, especially e-bikes)
- Due to softening consumer sentiment, promotional activity to manage inventory, weighing on gross margin
- Adj. EBITDA margin pressure due to inflation and strategic investments into long-term profitable growth
- Revenue doubled vs. pre-Covid (Q3 FY19), driven by consolidation and positive megatrends across all businesses

STRATEGIC FOCUS

- Disciplined customer acquisition with an additional focus on cost and cash flow
- Prioritized strategic projects to leverage competitive advantages and seize opportunities
  - Realize acquisition synergies: procurement, logistics and IT
  - Accelerate owned brand expansion across Europe and U.S.
  - Extension into 3P: deliver marketplace & scale retail media sales

SIGNA SPORTS UNITED 5

OPERATING IN A CHALLENGING ENVIRONMENT

SUPPLY CHALLENGES EASING AS DEMAND SOFTENS WITH INFLATION SPIKE



GLOBAL SUPPLY CHAIN PRESSURE INDEX
0.1
2.41
EU CONSUMER CONFIDENCE INDEX
(7.5)
FY20
FY21
FY22
(23.6)

Source: Factset as of June 30, 2022

Start of Ukraine conflict

LEGACY SSU NET REVENUE ORGANIC YOY GROWTH



+12% organic CAGR vs. pre-Covid (Q3 FY19)
Pre-Covid
Reported growth
20.9%
20.1%
38.4%
37.1%
44.7%
47.1%
+12.9%
10.2%
+10.0%
5.3%
+10.6%
(1.2%)
+47.5%
(0.9%)
+29.2%
(8.0%)
Q1 FY20
Q2 FY20
Q3 FY20
Q4 FY20
Q1 FY21
Q2 FY21
Q3 FY21
Q4 FY21
Q1 FY22
Q2 FY22
Q3 FY22

FY22 Set-up: limited visibility on supply, robust consumer confidence

- **Prudent build-up of inventory** where possible to mitigate potential future supply shocks (e.g. Omicron)
- Unforeseen **shock in inflation** and deterioration in **consumer sentiment** materially impacting disposable spending

Absent exogenous events, e.g. further lockdowns or escalation of geopolitical situation, we expect:

- **Supply** to improve incrementally with supply chain normalization
- **Demand** to normalize with wage growth and lower inflation

SSU has consistently navigated periods of dislocation, gaining market share organically and scale inorganically

SIGNA SPORTS UNITED 6

SSU'S LONG-TERM GROWTH UNDERPINNED BY ITS UNIQUE POSITION

MEANINGFUL SCALE

SSU REVENUE (€M)



324
99
225
161
161
Q3 FY19
Q3 FY22
SSU Legacy
Acquisitions

+102%
SSU reported growth vs. Q3 FY19

+40%
SSU legacy growth vs. Q3 FY19

LOCAL PRESENCE IN CORE MARKETS

SSU GEOGRAPHIC PRESENCE



SSU Infrastructure & Online shops
SSU Online shops

POSITIONED FOR LONG-TERM GROWTH

- **Strong megatrends** underpin long-term growth trajectory
  - C-19 accelerated consumer participation
  - E-commerce resuming long-term trajectory
  - Sports retail relatively low online penetration - to grow c. 12-15% p.a. over coming years
- Current market dislocations will drive further **consolidation opportunities** of still fragmented sports retail market
- **Scale** will drive future economic profile
  - SSU's **leading position** with local infrastructure creates operating leverage as online penetration grows
  - Retail economics enhanced with owned brand portfolio expansion
  - New margin-accretive businesses (retail media sales, marketplace) to scale in coming years

SIGNA SPORTS UNITED 7

Q3 FY22 OPERATING PERFORMANCE

Pro forma for closed acquisitions

ACTIVE CUSTOMERS

(M)



+22.7%
Q3 FY20
YoY Growth
+37.9%
Q3 FY21
YoY Growth
+41.7%
Q3 FY22
YoY Growth
+33.8%
Q3 FY22
CAGR
vs. Q3 FY19
2.9
3.6
5.0
7.0
1.8
5.2
Q3 FY19
Q3 FY20
Q3 FY21
PF Q3 FY22

	Q3 FY21	Q3 FY22	YoY	PF YoY	9M FY21	PF 9M FY22	YoY	PF YoY
Total Visits (M)	72.5	84.0	+16%	(24%)	198.9	247.5	+24%	(25%)
Net Orders (M)	2.0	2.6	+29%	(15%)	4.9	7.2	+46%	(14%)
Net AOV (€)	104.5	100.8	(4%)	(6%)	103.3	100.7	(2%)	(4%)

- Recently closed acquisitions meaningfully **augment scale** of SSU platform to **7.0M active customers**
- First-time organic QoQ decline in active customers (legacy SSU) in Q3 FY22, on the back of softening consumer sentiment, lingering supply constraints and lapping C-19 driven spikes
- Lower Q3 FY22 net AOV YoY, as supply constraints of higher-priced bikes not yet eased
- Optimized marketing spend resulted in **+31bps conversion** PF YoY growth
- **Strong PF growth vs. pre-Covid** (Q3 FY19) of conversion +99 bps, net orders +11% and active customers +27%, despite lower traffic due to Brexit impact on WCRC (-25%) and stable net AOV[1]

Source: Company information.
Note: Pro forma metrics include the impact of Midwest Sports, WiggleCRC and Tennis Express acquisitions, assuming ownership for the entire period. For historical comparison of PF metrics, please see Appendix.
(1) Legacy SSU growth vs. Q3 FY19: visits at +3%, conversion at +101 bps, net orders at +54%, net AOV at (7)%, active customers at +78%.

SIGNA SPORTS UNITED
9

Q3 FY22 FINANCIAL PERFORMANCE

NET REVENUE

(M)



+38.4%
Q3 FY20 YoY Growth
+12.9%
Q3 FY21 YoY Growth
+29.2%
Q3 FY22 YoY Growth
+26.4%
Q3 FY22 CAGR vs. Q3 FY19
€161
€222
€251
€324
Q3 FY19
Q3 FY20
Q3 FY21
Q3 FY22



+28.2%
9M FY20 YoY Growth
+30.6%
9M FY21 YoY Growth
+28.8%
9M FY22 YoY Growth
+29.2%
9M FY22 CAGR vs. 9M FY19
€374
€479
€625
€806
9M FY19
9M FY20
9M FY21
9M FY22

	Q3 FY21	Q3 FY22	*YoY*	*PF YoY*
Net Revenue (€M)	250.9	324.2	+29%	(14%)
Gross Profit (€M)	102.3	115.1	+13%	(25%)
Gross Profit Margin	40.8%	35.5%	(524)bps	(506)bps
Adj. EBITDA (€M)	13.4	(13.1)	NM	NM
Adj. EBITDA Margin	5.3%	(4.1%)	NM	NM

	9M FY21	9M FY22	*YoY*	*PF YoY*
Net Revenue (€M)	625.3	805.5	+29%	(12%)
Gross Profit (€M)	245.4	291.7	+19%	(18%)
Gross Profit Margin	39.3%	36.2%	(304)bps	(262)bps
Adj. EBITDA (€M)	26.8	(41.8)	NM	NM
Adj. EBITDA Margin	4.3%	(5.2%)	NM	NM

- Recent acquisitions drive **significant scale: +29% net revenue reported growth** in Q3 FY22, supported by WCRC contribution
- Net revenue PF YoY decline impacted by the dent in consumer sentiment and e-bike supply disruptions
- **+16% net revenue PF growth vs. pre-Covid** (vs. Q3 FY19), demonstrating positive megatrends: health & lifestyle, e-mobility and e-commerce
- **Gross margin** affected by heightened promotional activity to drive conversion
- **Adj EBITDA YoY margin compression** due to elevated promotional activity coupled with inflation across key opex items in Q3 FY22 and listing-related costs

Note: Pro forma metrics include the impact of Midwest Sports, WiggleCRC and Tennis Express acquisitions, assuming ownership for the entire period.
Metrics are presented on a Non-GAAP basis. Gross profit defined as Net revenues less cost of materials adjusted for extraordinary write-offs. Adj. EBITDA calculated as consolidated net income (loss) before interest, taxes, depreciation and amortization adjusted for acquisition-related charges, reorganization and restructuring costs, consulting fees, share-based compensation and other items not directly related to current operations. For reconciliation to nearest IFRS financial metrics, see Appendix.

SIGNA SPORTS UNITED 10

Adj. EBITDA 5.3% Tough comp with Covid-boosted Q3 FY21 (Q3 FY21) Impacted by lingering supply chain issues and Owned brand expansion, scale in procurement, (-) COGS promotional activity to drive categories and normalization in promotional activity manage inventory Logistics efficiency to increase with revenue; Cost ratio adversely affected by lower revenue and (-) Personnel Expense strategic projects start contributing to top strategic new hires line Normalize with product mix; offset inflation Elevated due to returns (product mix) and increase (-) Logistics Expense with updated shipping and return policies in carrier and packaging costs More balanced approach to customer Driving traffic, however focused on core markets acquisition and increased focus on existing (-) Marketing Expense with lower logistics costs customer base Investment in re-platforming; lower revenue base Post-integration phase to scale slower vs. (-) IT & Other Expense revenue Run rate impact of public company cost Adj. EBITDA (4.1)% (Q3 FY22) SIGNA SPORTS UNITED 11

STRONG BALANCE SHEET TO SUPPORT PROFITABLE GROWTH

LIQUIDITY POSITION

Cash on Balance Sheet (Q3 FY22)	€55
Debt Summary	
Revolving Credit Facility	€100
Bank Loans	€8
SIGNA Holding Working Capital Facility[(1)]	€40
Total SSU Debt	**€148**
SSU Net Debt	*€93*
PF Liquidity Summary	
Undrawn Credit Facility[(1)]	*€60*
SIGNA Holding Senior Convertible Notes[(2)]	*€100*
Total PF Liquidity	**€215**

SSU NEAR-TERM GROWTH PLAN FULLY FUNDED

- SSU to issue **€100M senior convertible notes** to SIGNA Holding GmbH by September 30, 2022[2]
  - Upsize option of additional €200m convertible notes for acquisition purposes[2]
- **Incremental €50M RCF available in FY23** with SIGNA Holding GmbH, following initial €50M RCF tranche signed on May 3, 2022
  - Credit facility to be utilized for general corporate purposes (incl. working capital and Capex)
- **SSU PF liquidity sufficient to fund Company's organic growth plans for FY23**

Source: Company information.
(1): The Company has entered into a €50M revolving credit facility with SIGNA Holding GmbH an affiliate of its largest shareholder SIGNA International Sports Holdings GmbH. Subsequently, the Company and SIGNA Holding GmbH have entered into a second €50M RCF. The credit facility will be utilized to fund general corporate purposes including working capital and Capex (see May 3, 2022 press release).
(2): See Aug 16, 2022 press release. Up to €200M additional senior convertible notes to be provided at the option of SIGNA Holding, for acquisition purposes (see Aug 16, 2022 press release). More detail available in the Appendix.

SIGNA SPORTS UNITED 12

FY22 GUIDANCE UPDATE

FY22 REVENUE GUIDANCE

NET REVENUE
(M)


€872
€1,362
€1,150 - €1,200
FY21A
PF FY21
PF FY22E

- **Updated net revenue guidance**, on the back of softening discretionary spending and macro fundamentals in core markets, while supply constraints not fully eased yet

FY22 ADJ. EBITDA GUIDANCE

- The Company anticipates **FY22 adjusted EBITDA margin to be in a (4.0)% – (5.5)% range**
- Updated Adj. EBITDA margin guidance due to inflationary pressures on the cost structure across cost lines, focus on strategic projects to drive profitable long-term growth, and heightened promotional activity to drive categories and proactively manage inventory profile; margin also impacted by run-rate expenses related to being a public company
- Benefits of targeted operational efficiency measures to start accruing over 2023 & onwards

WINNING LONG-TERM STRATEGY

- **Positive structural megatrends and strategy remain unchanged**, with double-digit top line growth expected to return when macro environment normalizes
- **Prioritizing projects to come out more agile and stronger positioned** from the current environment: focused approach to growth and further rationalizing costs
- **Market opportunities to unfold as 3-pillar strategy accelerates SSU competitive advantage**: continue to invest in infrastructure, consolidate leadership positions, disciplined M&A and strategic projects

Note: Financials pro forma for WiggleCRC, Midwest Sports and Tennis Express transactions assuming a full fiscal year of ownership.

SIGNA SPORTS UNITED
14

- Sharp focus on customer unit economics - Target promotional activity towards existing customer base - Emphasis on core markets with lower cost to serve - Contain and pass cost inflation to the customer - Leverage scale to improve supplier terms - Further optimize fulfilment network - Rigorous approach to optimize net working capital - Targeted investments to achieve synergy & long-term strategy - Disciplined approach to M&A SIGNA SPORTS UNITED 15

✓ Turbulent environment to accelerate further consolidation on both retail and brand sides ✓ Intact structural megatrends behind specialist sports retail ✓ SSU will leverage its scale to emerge from this period better positioned with suppliers and consumers ✓ SSU capitalized to focus on investments across logistics and IT that will enable long-term cost structure SIGNA SPORTS UNITED 16

CONFIRMING LONG-TERM TARGET FINANCIAL MODEL

FINANCIAL TARGETS OVERVIEW

	PF FY21[1]	LONG-TERM	GROWTH DRIVERS
E-commerce			✓ Dynamic pricing
			✓ Improving wholesale economics
Gross Margin	38.9%	37 – 39%	✓ Owned brand share
Personnel	(10.1%)	(8) – (10) %	✓ Increased automation
Logistics	(10.3%)	(8) - (9)%	✓ Logistics efficiencies
Marketing	(7.0%)	(5) – (6) %	✓ Growing repeat share
IT / Other	(6.2%)	(4) – (6) %	
E-Commerce Adj. EBITDA[2]	**5.4%**	**8 – 10%**	✓ Close to target in core markets today
Platform Adj. EBITDA[3]		**30+%**	✓ Advertising and 3P Models
Group Adj. EBITDA	**5.4%**	**12 – 15%**	✓ Platform target 15% of Net Revenue
Capital Intensity[4]	**2.7%**	**<3%**	✓ Scale fulfilment capacity

Source: Company Information.
Note: Metrics are presented on a Non-GAAP basis. Gross profit defined as Net revenues less cost of materials adjusted for extraordinary write-offs. Adj. EBITDA calculated as consolidated net income (loss) before interest, taxes, depreciation and amortization adjusted for acquisition related charges, reorganization and restructuring costs, consulting fees, share-based compensation and other items not directly related to current operations. Cost breakdown subject to preliminary cost mapping of acquired businesses. (1) Pro forma for WCRC, Midwest Sports and Tennis Express acquisitions. WCRC closed concurrently with the de-SPAC transaction on 14-Dec-21. Tennis Express acquisition closed on 31-Dec-21. (2) Own e-commerce business. (3) Platform includes RMS and Marketplace businesses. (4) Capital Intensity defined as Capex as a % of Net Revenue.

SIGNA SPORTS UNITED 17

Wolfe Research Virtual Fall Consumer Conference Citi Global Technology Conference September 8, 2022 September 22, 2022 New York Virtual Raymond James Consumer Conference UBS Future of Electric Mobility October 3, 2022 September 15, 2022 New York Virtual NYSE Consumer Virtual Investor Access Day September 20, 2022 Virtual SIGNA SPORTS UNITED 18

KEY PERFORMANCE INDICATORS

	SSU (Reported View)												Pro Forma SSU							
	Q1 FY20	Q2 FY20	Q3 FY20	Q4 FY20	FY2020	Q1 FY21	Q2 FY21	Q3 FY21	Q4 FY21	FY2021	Q1 FY22	Q2 FY22	Q3 FY22	Q1 PF FY21	Q2 PF FY21	Q3 PF FY21	Q4 PF FY21	FY2021	Q1 PF FY22	Q2 PF FY22	Q3 PF FY22
LTM Active Customers (M)	3.2	3.3	3.6	3.9	3.9	4.2	4.5	5.0	5.1	5.1	5.3	7.4	7.0	7.0	7.4	7.4	7.4	7.4	7.4	7.4	7.0
YoY Growth	*17.0%*	*14.6%*	*22.7%*	*27.1%*	*27.1%*	*30.1%*	*37.5%*	*37.9%*	*31.9%*	*31.9%*	*25.4%*	*62.1%*	*41.7%*	*22.2%*	*27.4%*	*18.9%*	*12.8%*	*12.8%*	*6.1%*	*(0.0%)*	*(5.2%)*
Total Visits (M)	49.1	48.4	78.4	74.2	250.2	64.5	61.9	72.5	75.5	274.4	58.1	78.9	84.0	115.0	105.1	110.8	105.0	435.9	84.6	78.9	84.0
YoY Growth	*14.3%*	*8.0%*	*32.7%*	*22.6%*	*20.6%*	*31.3%*	*27.8%*	*(7.5%)*	*1.7%*	*9.7%*	*(9.9%)*	*27.5%*	*15.8%*	*20.7%*	*13.6%*	*(25.7%)*	*(19.8%)*	*13.1%*	*(26.5%)*	*(24.9%)*	*(24.1%)*
Net Orders (K)	1,049	973	1,662	1,768	5,451	1,502	1,387	2,031	2,135	7,056	1,602	2,153	2,623	2,768	2,455	3,088	2,999	11,309	2,387	2,153	2,623
YoY Growth	*16.0%*	*17.9%*	*35.8%*	*36.1%*	*28.2%*	*43.2%*	*42.6%*	*22.2%*	*20.8%*	*29.4%*	*6.7%*	*55.2%*	*29.1%*	*38.4%*	*33.4%*	*(4.3%)*	*(3.0%)*	*20.2%*	*(13.8%)*	*(12.3%)*	*(15.0%)*
AOV (EUR)	€93.2	€96.0	€111.4	€98.8	€97.9	€98.7	€106.4	€104.5	€94.3	€101.1	€94.7	€101.9	€100.8	€101.1	€106.6	€106.7	€99.4	€99.8	€99.6	€101.9	€100.8
YoY Growth	*3.8%*	*1.8%*	*5.8%*	*(0.1%)*	*3.2%*	*6.0%*	*10.8%*	*(6.2%)*	*(4.5%)*	*(0.5%)*	*(4.0%)*	*(4.3%)*	*(3.6%)*	*6.1%*	*11.5%*	*2.4%*	*(1.4%)*	*3.5%*	*(1.5%)*	*(4.5%)*	*(5.5%)*

Source: Company information.
Note: SSU (Reported View) excludes the impact of WiggleCRC, Tennis Express acquisitions until Q2 FY22. Midwest Sports included from 09-May-2021. Pro Forma SSU includes full-year impact of WiggleCRC, Midwest Sports, and Tennis Express acquisitions.
As we constantly aim to optimize our data reporting process, we noticed that a non-material error had been made in the way net orders were accounted for, at a business line representing less than 5% of total revenue. This resulted in an overstatement of historical pro forma net orders by less than 1%, and as such an understatement of historical pro forma net AOV, without affecting any financial metrics. The above table provides updated values for pro forma operational KPIs. For more information on the definitions, please see the Defined Terms page in the Appendix.

SIGNA SPORTS UNITED 20

Q3 Q3 9M 9M FY21 FY22 FY21 FY22 Net Loss (€12.9) (€52.5) (€24.9) (€254.1) Income Tax Benefit 3.0 (6.6) 4.6 (14.6) Earnings before tax (EBT) (€10.0) (€59.0) (€20.3) (€268.7) Share of results of associates 0.3 0.3 0.9 0.9 Finance income (0.1) (3.6) (0.1) (19.5) Finance costs 4.8 12.3 8.6 16.0 Depreciation and amortization 7.6 16.6 22.4 38.9 Total EBITDA Adjustments 10.9 20.4 15.3 190.6 Transaction related charges 0.4 0.8 0.4 1.5 Reorganization and restructuring costs 0.6 4.7 1.7 131.7 Consulting fees 10.0 8.1 13.2 39.5 Share-based compensation – 6.6 – 15.9 Other material one-time items (0.1) 0.1 (0.0) 2.0 Adj. EBITDA €13.4 (€13.1) €26.8 (€41.8) Note: All metrics exclude the impact of Tennis Express and WiggleCRC acquisitions. Midwest Sports contribution included from 01-May-21. SIGNA SPORTS UNITED 21

SSU FINANCIAL POSITION AS OF Q3 FY22

CAP TABLE[1]

	# of Shares	% of Total
SIGNA International Sports Holding GmbH	167.7	49.6%
Bridgepoint Europe IV Limited	24.4	7.2%
R+V Lebensversicherung Aktiengesellschaft	23.4	6.9%
Other	122.5	36.2%
Total Basic Shares Outstanding	**338.1**	**100.0%**

Dilutive Securities

Warrants Breakdown	Strike	Amount
Public Warrants	$11.50	11.5
Sponsor Warrants	$11.50	5.9
Total Warrants		**17.4**

LIQUIDITY POSITION

Cash on Balance Sheet (Q3 FY22)	**€55**
Debt Summary	
Revolving Credit Facility	€100
Bank Loans	€8
SIGNA Holding Working Capital Facility[2]	€40
Total SSU Debt	**€148**
SSU Net Debt	*€93*
PF Liquidity Summary	
Undrawn Credit Facility[2]	*€60*
SIGNA Holding Senior Convertible Notes[3]	*€100*
Total PF Liquidity	**€215**

Source: Company information.
Note: For further information on terms of warrants, see SEC F-1 filing as of Dec 23, 2021.
(1): Excludes 51.0M earnout shares issuable to SISH upon meeting certain share price targets. Earnout shares are split into six equal tranches of 8.5M shares issuable at SSU common stock share prices of $12.50, $15.00, $17.50, $20.00, $22.50, and $25.00. Assumes the options granted to Stephan Zoll under the option agreement have been exercised for 1,293,200 Ordinary Shares and the shares to be granted as management equity consideration of 869,436 Ordinary Shares have been issued (see F-1 filing as of Jun 24, 2022).
(2): The Company has entered into a €50M revolving credit facility with SIGNA Holding GmbH an affiliate of its largest shareholder SIGNA International Sports Holdings GmbH. Subsequently, the Company and SIGNA Holding GmbH have entered into a second €50M RCF. The credit facility will be utilized to fund general corporate purposes including working capital and Capex (see May 3, 2022 press release).
(3): See Aug 16, 2022 press release. Up to €200M additional senior convertible notes to be provided at the option of SIGNA Holding, for acquisition purposes (see Aug 16, 2022 press release).

SIGNA SPORTS UNITED
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– €100 million – Upsize option for the Noteholder of up to €200 million to fund SSU’s execution of its M&A strategy – Senior Unsecured Convertible Notes, convertible into ordinary shares of SIGNA Sports United N.V. – Ranking: Senior to all classes of equity; Pari-passu with other senior debt (if any) – Maturity: 6 years – Coupon: Cash coupon at E+4.0%, to be payable quarterly (0.0% floor); PIK coupon at 7.0%, to be accrued annually – Conversion Price: $10 per share, subject to customary anti-dilution adjustments – Call Right: Non-callable for 3 years – General corporate purposes – Upsize option (at the discretion of the Noteholder) to fund future liquidity needs and enable SSU to pursue strategic inorganic growth opportunities, as per its 3-pillar strategy – The new €100 million proceeds, combined with SSU’s existing cash and cash equivalents position of €55 million as of June 30, 2022, will leave the Company with a pro forma cash balance of €155 million following the Transaction – Assuming full access to the €200 million upsize option, the pro forma cash balance would reach €355 million – 100% provided by SIGNA Holding GmbH or one of its affiliates, an affiliate of SSU’s largest shareholder SISH Note: At closing, a form 6-K will be filed with the SEC which will describe the investment in additional detail, including exhibits with copies of associated transaction documentation. SIGNA SPORTS UNITED 23

KPI Definition Customers with one or more purchases within the last 12 months, irrespective of Active Customers cancellations or returns Number of visits including mobile and website. Cut-off at 30 minutes of inactivity and at date Total Visits change. Not cut off at channel change during session Net Orders Orders post cancellations and full returns Total online revenue (excluding sales partners) divided by net orders (post cancellations and full Net AOV returns) Online revenue (excluding sales partners) equal to net orders (post cancellations and full Net Online Revenue returns) multiplied by Net AOV Platform Revenue Revenue derived from non-1P E-commerce business models (i.e., retail media sales, marketplace) Gross Profit Net revenues less cost of materials adjusted for extraordinary write-offs Calculated as consolidated net income (loss) before interest, taxes, depreciation and amortization adjusted for certain items which SSU’s management believes do not reflect the core Adjusted EBITDA operating performance of the operating segments of SSU. Adjustments include material one- time items, share based compensation, consulting fees, restructuring costs, transaction related charges and other expenses SIGNA SPORTS UNITED 24

SSU Investor Relations https://investor.signa-sportsunited.com SSU Investors Contact Alima Levy a.levy@signa-sportsunited.com +49 174 7304938 SIGNA SPORTS UNITED 25